Mail Stop 3561

September 16, 2009

Stephen B. Parent, Chief Executive Officer
General Metals Corporation
615 Sierra Rose Drive, Suite 1
Reno, Nevada 89511

Re: **General Metals Corporation**
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 1, 2009
File No. 000-30230

Dear Mr. Parent:

We have reviewed your letter dated August 31, 2009 in response to our comment letter dated August 26, 2009 and your revised filing, and we have the following comments. Again, we have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one in our letter dated August 26, 2009. In that response, you state that you "expect to file the Form D within a week." Please file the proper form or forms in connection with the offerings.

Proposal No. 1 – Election of Directors, page 6

Director Independence, page 7

2. We note your statement that the board of directors has determined that Larry M. Bigler and David Salari are independent directors in accordance with "Item 7(d)(3)(iv)(B) of Schedule 14A…and Rule 4200(a)(15) of the NASDAQ Marketplace Rules." Rule 5605(a)(2) of the NASDAQ Listing Rules states that an independent director must be a person other than an executive officer or employee of the company, and it appears that Mr. Salari is both an executive

officer and an employee of the company. Please revise your disclosure accordingly. In addition, please revise your disclosure to refer to the correct item of Schedule 14A and/or Regulation S-K and the correct rule of the NASDAQ Listing Rules.

<u>Proposal Nos. 3, 4 and 5 – Amendment to Our Corporation's Certificate of…, page 10</u>

3. Please revise your disclosure to clarify that, in the event the board of directors issues a class of preferred stock with voting rights that are superior to the voting rights of the shares of common stock, the ability of the holders of shares of common stock to affect the direction of the company could be diminished.


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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Lilyanna Peyser, Attorney-Adviser, at (202) 551-3222, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director